UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Blackstone Real Estate Income Trust, Inc.

(Name of Issuer)

Class I Common Stock, par value $0.01 per share

(Title of Class of Securities)

09259K 401

(CUSIP Number)

Leon Volchyok

The Blackstone Group L.P.

345 Park Avenue

New York, New York 10154

Tel: (212) 583-5000

with a copy to:

Benjamin C. Wells, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

Tel: (212) 455-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 16, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09259K 401

1	NAMES OF REPORTING PERSONS BX REIT ADVISORS L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,996,994
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,996,994
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,996,994
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 09259K 401

1	NAMES OF REPORTING PERSONS BLACKSTONE HOLDINGS I L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,996,994
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,996,994
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,996,994
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 09259K 401

1	NAMES OF REPORTING PERSONS BLACKSTONE HOLDINGS I/II GP INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,996,994
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,996,994
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,996,994
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 09259K 401

1	NAMES OF REPORTING PERSONS BREIT SPECIAL LIMITED PARTNER L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,326,304
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,326,304
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,326,304
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 09259K 401

1	NAMES OF REPORTING PERSONS BLACKSTONE HOLDINGS III L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Quebec, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,326,304
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,326,304
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,326,304
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 09259K 401

1	NAMES OF REPORTING PERSONS BLACKSTONE HOLDINGS III GP L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,326,304
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,326,304
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,326,304
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 09259K 401

1	NAMES OF REPORTING PERSONS BLACKSTONE HOLDINGS III GP MANAGEMENT L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,326,304
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,326,304
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,326,304
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 09259K 401

1	NAMES OF REPORTING PERSONS THE BLACKSTONE GROUP L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,323,298
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,323,298
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,323,298
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 09259K 401

1	NAMES OF REPORTING PERSONS BLACKSTONE GROUP MANAGEMENT L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,323,298
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,323,298
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,323,298
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 09259K 401

1	NAMES OF REPORTING PERSONS STEPHEN A. SCHWARZMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,323,298
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,323,298
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,323,298
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Schedule 13D”) relates to the Class I common stock, par value $0.01 per share (the “Class I Shares”), of Blackstone Real Estate Income Trust, Inc., a Maryland corporation (the “Issuer”), having its principal executive offices at 345 Park Avenue, New York, NY 10154.

Item 2.	Identity and Background.

(a) – (b) Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons”. This statement is filed on behalf of:

•

(i) BX REIT Advisors L.L.C., a Delaware limited liability company (the “Adviser”), (ii) Blackstone Holdings I L.P., a Delaware limited partnership, (iii) Blackstone Holdings I/II GP Inc., a Delaware corporation, (iv) BREIT Special Limited Partner L.P., a Delaware limited partnership (the “Special Limited Partner”), (v) Blackstone Holdings III L.P., a Québec société en commandite, (vi) Blackstone Holdings III GP L.P., a Delaware limited partnership, (vii) Blackstone Holdings III GP Management L.L.C., a Delaware limited liability company, (viii) The Blackstone Group L.P., a Delaware limited partnership (“Blackstone”), and (ix) Blackstone Group Management L.L.C., a Delaware limited liability company (collectively, the “ Blackstone Entities”); and

•	Stephen A. Schwarzman, who is a United States citizen.

The principal business address of each of the Blackstone Entities and Mr. Schwarzman is c/o The Blackstone Group L.P., 345 Park Avenue, New York, NY 10154.

(c) The principal business of the Adviser is performing the functions of, and serving as, the external manager of the Issuer. The principal business of the Special Limited Partner is performing the functions of, and serving as, a limited partner of BREIT Operating Partnership L.P. (“BREIT OP”), the operating subsidiary of the Issuer. The principal business of Blackstone Holdings I L.P. is performing the functions of, and serving as, a managing member (or similar position) of and member or equity holder in affiliated Blackstone entities. The principal business of Blackstone Holdings I/II GP Inc. is performing the functions of, and serving as, the general partner (or similar position) of Blackstone Holdings I L.P. and other affiliated Blackstone entities. The principal business of Blackstone Holdings III L.P. is performing the functions of, and serving as, the general partner of the Special Limited Partner and as the managing member (or similar position) and member or equity holder in other affiliated Blackstone entities. The principal business of Blackstone Holdings III GP L.P. is performing the functions of, and serving as, the general partner of Blackstone Holdings III L.P. and other affiliated Blackstone entities. The principal business of Blackstone Holdings III GP Management L.L.C. is performing the functions of, and serving as, the general partner of Blackstone Holdings III GP L.P. and other affiliated Blackstone entities. The principal business of Blackstone is performing the functions of, and serving as, the sole member of Blackstone Holdings III GP Management L.L.C., the sole shareholder of Blackstone Holdings I/II GP Inc., and in a similar capacity for other affiliated Blackstone entities. The principal business of Blackstone Group Management L.L.C. is performing the functions of, and serving as, the general partner of Blackstone.

The principal occupation of Mr. Schwarzman is serving as an executive of Blackstone Group Management L.L.C.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Item 2(a)-(b) above for citizenship or place of organization, as applicable, of each of the Reporting Persons.

Item 3. Source and Amount of Funds or Other Consideration.

The Adviser acquired the 2,996,994 Class I Shares it directly holds as follows: (x) paying $200,000 in cash as a seed capital contribution to acquire 20,000 Class I Shares, (y) 2,976,353 Class I Shares received as payment of management fees under the terms of the Advisory Agreement (as defined below), and (z) 641 shares received upon the reinvestment of dividends.

The Special Limited Partner acquired the 4,326,304 of Class I BREIT OP Common Units (“Class I Units”) as follows: (x) paying $250,000 in cash as a capital contribution to acquire 23,788 Class I Units, and (y) 4,302,516 Class I Units received as payment for its performance participation allocation pursuant to the terms of the Amended and Restated Limited Partnership Agreement of BREIT OP (the “BREIT OP LPA”).

The amount paid in cash by each of the Adviser and Special Limited Partner, respectively, was funded from cash on hand.

Item 6 of this Schedule 13D is incorporated herein by reference.

Item 4.	Purpose of Transaction.

The Issuer’s securities reported herein held by the Adviser and Special Limited Partner were acquired as described in Items 3 and 6 of this Schedule 13D. Each holds such shares for investment purposes, subject to the following.

The Adviser is the Issuer’s external manager and is responsible for sourcing, evaluating and monitoring the Issuer’s investment opportunities and making decisions related to the acquisition, management, financing and disposition of the Issuer’s assets, in accordance with the Issuer’s investment objectives, guidelines, policies and limitations, subject to oversight by the Issuer’s Board of Directors. The Adviser is an affiliate of Blackstone. All of the Issuer’s officers and directors, other than the Issuer’s independent directors, are employees of Blackstone. In such capacities, these individuals may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons may seek to sell or otherwise dispose of some or all of the Issuer’s or BREIT OP’s securities (which may include, but is not limited to, selling some or all of such securities to the Issuer in its share repurchase program, redeeming Class I Units pursuant to the terms of the BREIT OP LPA, transferring some or all of such securities to its affiliates or distributing some or all of such securities to such Reporting Person’s respective partners, members or beneficiaries, as applicable) from time to time, and/or may seek to acquire additional securities of the Issuer (which may include rights or securities exercisable, exchangeable or convertible into securities of the Issuer) from time to time, in each case, in open market or private transactions, block sales or otherwise. The Adviser and the Special Limited Partner may elect to continue to receive Class I Shares and Class I Units in lieu of cash in respect of their respective management fees and performance participation allocations. Any such transactions may be made by the Reporting Persons at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s cash flow and prospects, other investment and business opportunities available to the Reporting Persons, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by the Reporting Persons. Notwithstanding the above, the Reporting Persons expect to continue to seek to sell or otherwise dispose a portion of the Class I Shares and/or Class I Units to the Issuer or BREIT OP, as applicable, from time to time though are under no obligation to do so.

Except as described in this Schedule 13D, including with regards to certain of its affiliates and employees pursuant to the Advisory Agreement, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans.

The information in Item 6 of this Schedule 13D is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

(a) – (b) Calculations of the percentage of Class I Shares beneficially owned assumes that there were 116,484,785 Class I Shares outstanding, based on information provided by the Issuer, and takes into account the 4,326,304 Class I Units owned by the Special Limited Partner, as applicable. Pursuant to the terms of the BREIT OP LPA, Class I Units are exchangeable for Class I Shares on a one-for-one basis, or cash, at the Issuer’s election.

As of the date hereof, the Adviser directly holds 2,996,994 Class I Shares, and the Special Limited Partner directly holds 4,326,304 Class I Units.

Blackstone Holdings I L.P. is the sole member of the Adviser. Blackstone Holdings I/II GP Inc. is the general partner of Blackstone Holdings I L.P. Blackstone Holdings III L.P. is the general partner of the Special Limited Partner. Blackstone Holdings III GP L.P. is the general partner of Blackstone Holdings III L.P. Blackstone Holdings III GP Management L.L.C. is the general partner of Blackstone Holdings III GP L.P. The Blackstone Group L.P. is the sole member of Blackstone Holdings III GP Management L.L.C. and the sole shareholder of Blackstone Holdings I/II GP Inc. Blackstone Group Management L.L.C. is the general partner of The Blackstone Group L.P. Blackstone Group Management L.L.C. is wholly owned by its senior managing directors and controlled by its founder, Stephen A. Schwarzman.

The aggregate number and percentage of the Class I Shares beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons (other than the Adviser and the Special Limited Partner to the extent they directly hold the Issuer securities reported on this Schedule 13D) is the beneficial owner of the Class I Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed. The filing of this statement should not be construed to be an admission that any member of the Reporting Persons are members of a “group” for the purposes of Sections 13(d) of the Act.

(c) Except as set forth below, none of the Reporting Persons has engaged in any transaction during the past 60 days in any Class I Shares.

Pursuant to the terms of the Advisory Agreement (as defined herein), the Adviser has elected to receive its monthly management fee to date in Class I Shares of the Issuer. As payment of its management fee under the terms of the Advisory Agreement (as discussed further below), (i) on January 16, 2019, the Issuer issued 474,552 Class I Shares to the Adviser effective as of January 1, 2019, and (ii) on December 19, 2018, the Issuer issued 450,922 Class I Shares to the Adviser effective as of December 1, 2018.

Pursuant to the terms of the BREIT OP LPA, the Special Limited Partner has elected to receive its annual performance participation allocation to date in Class I Units. On January 16, 2019 the Issuer determined the amount of the annual performance participation allocation and issued 3,471,264 Class I Units to the Special Limited Partner effective as of January 1, 2019.

The determination of (i) the number of Class I Shares to be issued as payment of the monthly management fee and (ii) the number of Class I Units to be issued as payment of the annual performance participation allocation is generally made at or around the determination of the prior month-end net asset value of such Class I Shares or Class I Units.

On December 31, 2018, the Adviser redeemed 313,712 Class I Shares at a price of $10.8625 per share, and on November 30, 2018, the Adviser redeemed 420,259 Class I Shares at a price of $10.8579 per share.

(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class I Shares reported herein as beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Items 3, 4 and 5 of this Schedule 13D is incorporated herein by reference.

Advisory Agreement

The Issuer, Adviser and BREIT OP are parties to the Second Amended and Restated Advisory Agreement, dated as of March 16, 2018 (the “Advisory Agreement”). As compensation for its services provided pursuant to the Advisory Agreement, the Issuer pays the Adviser a management fee of 1.25% of net asset value (“NAV”) per annum, payable monthly. Additionally, to the extent that BREIT OP issues common units to parties other than the Issuer, BREIT OP will pay the Adviser a management fee equal to 1.25% of the NAV of BREIT OP attributable to such units not held by the Issuer per annum, payable monthly. In calculating the management fee, the Issuer uses its NAV before giving effect to accruals for the management fee, the performance participation allocation described below, stockholder servicing fees or distributions payable on its shares. The management fee can be paid, at the Adviser’s election, in cash, Class I Shares or Class I Units.

Amended and Restated Limited Partnership Agreement of BREIT OP:

The Issuer, Special Limited Partner, and the limited partners party thereto are parties to the BREIT OP LPA, dated as of July 27, 2018. So long as the Advisory Agreement has not been terminated, the Special Limited Partner holds an interest in BREIT OP that entitles it to receive a performance participation allocation from BREIT OP equal to 12.5% of the Total Return, subject to a 5% Hurdle Amount and a High Water Mark, with a Catch-Up (each term as defined in the BREIT OP LPA). Such allocation is made annually and accrues monthly. The performance allocation can be paid in cash or Class I Units at the Special Limited Partner’s election.

Pursuant to the terms of the BREIT OP LPA, Class I Units are exchangeable for Class I Shares on a one-for-one basis, or cash, at the Issuer’s election.

The descriptions of the Advisory Agreement and BREIT OP LPA are not intended to be complete and are qualified in their entirety by reference to such agreements, which are filed as exhibits hereto and incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

1.	Joint Filing Agreement dated January 28, 2019 among the Reporting Persons (filed herewith).

2.	Advisory Agreement (filed as Exhibit 10.1 to the Annual Report on Form 10-K filed by the Issuer on March 19, 2018 and incorporated herein by reference).

3.	BREIT OP LPA (filed as Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on July 27, 2018 and incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 28, 2019

BX REIT ADVISORS L.L.C.

By:	/s/ Leon Volchyok
Name:	Leon Volchyok
Title:	Managing Director

BLACKSTONE HOLDINGS I L.P.

By:	Blackstone Holdings I/II GP Inc., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE HOLDINGS I/II GP INC.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BREIT SPECIAL LIMITED PARTNER L.P.
By:	Blackstone Holdings III L.P., its general partner
By:	Blackstone Holdings III GP L.P., its general partner
By:	Blackstone Holdings III GP Management L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE HOLDINGS III L.P.
By:	Blackstone Holdings III GP L.P., its general partner
By:	Blackstone Holdings III GP Management L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE HOLDINGS III GP L.P.
By:	Blackstone Holdings III GP Management L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE HOLDINGS III GP MANAGEMENT L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

THE BLACKSTONE GROUP L.P.
By:	Blackstone Group Management L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE GROUP MANAGEMENT L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

/s/ Stephen A. Schwarzman
Stephen A. Schwarzman